Exhibit 99.1

ASX ANNOUNCEMENT

27 November, 2017

Proposed Share Swap - Update

Integrated Media Technology Limited (ASX:ITL; NASDAQ:IMTE) (IMT) notes some shareholder queries regarding a conditional share swap agreement involving major shareholder Marvel Finance Limited, announced on 22 November 2017 (Share Swap Announcement).

The Directors of IMT wish to make it clear that IMT is not a party to the share swap agreement. As such, the final outcome is neither known or within IMT's control.

Further, the IMT Directors reiterate that based on information made available to them, and as stated in the Share Swap Announcement, the share swap transaction is subject to various conditions, including entry into a definitive agreement satisfactory to the parties and legal and financial due diligence. The IMT Directors therefore note that the share swap agreement is, at this stage, an incomplete proposal.

The Directors (other than Dr. Lee) are considering the share swap transaction and make no recommendation at this time. Shareholders will be kept fully informed of further developments as they occur.

Yours sincerely,

/S/ Dr. Man Chung Chan

Dr. Man Chung Chan

Director

For further information on this announcement, please contact:

Mr. George Yatzis

Company Secretary

E: compsec@imtechltd.com

About IMT

Further information on IMT is available at www.imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948